EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,					Six months ended June 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(7,318)	$(13)	$(8,063)	$(5,308)	$820	$2,825
Interest expense, net of amortization of premium/discount	25,229	24,585	22,179	18,318	14,390	7,909
Amortization of deferred financing fees	992	1,047	1,276	1,246	1,215	830
Distributed income of equity investees	277	393	388	549	277	48
Total earnings	$19,180	$26,012	$15,780	$14,805	$16,702	$11,612

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$25,229	$24,585	$22,179	$18,318	$14,390	$7,909
Capitalized interest	453	554	13	911	3,884	3,124
Amortization of deferred fees	992	1,047	1,276	1,246	1,215	830
Total fixed charges	$26,674	$26,186	$23,468	$20,475	$19,489	$11,863

Consolidated ratio of earnings to fixed charges (1)	—	1.0	—	—	—	1.0

(1)	For the years ended December 31, 2008, 2010, 2011 and 2012 fixed charges exceeded earnings by $7,494, $7,688, $5,670 and $2,787 respectively.

(2)
As of June 30, 2013 and December 31, 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.